

June 5, 2013

Via E-mail
Mr. Larry K. Harvey
Executive Vice President, Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

Re: Host Hotels & Resorts, Inc.
Form 10-K for the year ended December 31, 2012
Filed on February 25, 2013
File No. 001-14625

Host Hotels & Resorts, L.P.
Form 10-K for the year ended December 31, 2012
Filed on February 25, 2013
File No. 333-55807

Dear Mr. Harvey:

We have reviewed your response letter dated May 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition…, page 42

Results of Operations, page 51

1) We note your response to comment number 2. On page 132 we note that foreign income represents approximately 95% of total income from continuing operations before income taxes. Please tell us how this information was considered when determining that the effects

of exchange rate fluctuations related to your foreign operations were not material to any of the years presented.

<u>Equity/Capital Transactions, page 65</u>

2) We note your response to comment 3 of our comment letter dated May 22, 2013. In future Exchange Act reports, please also specify how you have used the net proceeds raised pursuant to the at-the-market issuances that occurred during the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney Advisor, at (202) 551-3789 or Erin Martin, Attorney Advisor at (202) 551-3391 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief